[redacted]

09057163

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-052591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBD Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Taxter Road, Suite 175
(No. and Street)

Elmsford (City) NY (State) 10523 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Pat Marron~~ ~~914--632-8400~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
103

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Leonid Polyakov, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2008 and supplemental schedules pertaining to KBD Securities, LLC, as of December 31, 2008 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/03/2009

Signature Date

CFO

Title

Subscribed and Sworn to before me

on this 3rd day of February, 2009.

Notary Public

Jay Kesslen
Notary Public, State of New York
Qualified Saratoga County
Reg. No. 02KE6036917
Commission Expires 3/22/2010

KBD SECURITIES, LLC
(S.E.C. NO. 8-052591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC
(S.E.C. NO. 8-052591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC

TABLE OF CONTENTS

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KBD Securities, LLC at December 31, 2008 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 18, 2009

KBD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets:		
Cash and cash equivalents	$	507,117
Fees receivable		38,834
Due from employees		1,896
Due from affiliate		1,418
Prepaid expenses		19,590
Total current assets		568,855
Property and Equipment, net		6,926
Total Assets	$	575,781

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	25,633
Commitments and Contingencies		
Members' Equity		550,148
Total Liabilities and Members' Equity	$	575,781

See independent auditor's report and the accompanying notes to the statement of financial condition.

KBD SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Note A – Organization and Significant Accounting Policies

Nature of Business

KBD Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). On March 23, 2000 the Company was organized as a limited liability company under the laws of the State of New York. The Company's registration with the U.S. Securities and Exchange Commission was effective on May 24, 2000.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds.

Note B – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$ 17,395
Furniture and fixtures	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		54,405
Net property & equipment		$ 6,926

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $481,484, which was $476,484 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 0.05 to 1.

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. "Disclosures About Fair Value of Financial Instruments" requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at approximate fair value.

Note E - Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation Corporation. Cash balances at risk as of December 31, 2008 were $0.

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

KBD Securities, LLC

Dear Sirs:

In planning and performing our audit of the financial statements of KBD Securities, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of KBD Securities, LLC as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 18, 2009.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 18, 2009